USAA         9800 Fredericksburg Road
EAGLE        San Antonio, Texas 78288
LOGO (R)

October 9, 2012

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 79 to the Registration Statement
on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on September 19, 2012, concerning Post-Effective Amendment No. 79 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on July 30, 2012, on behalf of the USAA Government Securities Fund series of the Trust (the Fund), and the Trust’s responses thereto. The Trust acknowledges that the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: The Staff has asked for clarification on the EDGAR classification of the series and the Trust?

Response: The Trust confirms that the EDGAR series and class identifiers for the Fund are correct.

2. Comment: The Staff has asked the Trust to confirm that its derivative disclosure is tailored to the activities pursued and risks presented in accordance with the SEC’s July 2010 statement on derivatives?

Response: The Trust confirms that the Fund’s derivative disclosure is tailored to the activities of the Fund and the risks presented by those activities in accordance with the SEC’s July 2010 statement on derivatives.

3. Comment: Please ensure that the type size comports with SEC rules.

Response: The Trust has verified that our font size and margins in printed materials are in accordance with SEC standards.

USAA Asset Management Company

Mr. Larry Greene
October 9, 2012

4. Comment: The Staff has asked AMCO to disclose the risks of the recent financial crisis and the ongoing turmoil within its prospectus.

Response: Per the Staff’s comment the Trust has revised its existing disclosure to specifically contemplate the financial crisis and resulting market environment, adding the following disclosure as a second paragraph to the Fund's Q&A "What is the credit quality of these securities?"

The financial crisis in the U.S. and global economies over the past several years has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and in the net asset values of many mutual funds, including the Fund. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country might adversely impact issuers in a different country. Because the situation is widespread and largely unprecedented, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of these market conditions. The severity or duration of these conditions also may be affected by policy changes made by governments or quasi-governmental organizations. These conditions could negatively impact the value of the Fund’s investments.

5. Comment:  The Staff has asked the Trust to confirm that acquired fund fees and expenses are not required within the fee table to the prospectus.

Response: Per the Staff’s request the Trust has confirmed that acquired fund fees and expenses are below the level requiring stand-alone disclosure.

6. Comment: The Staff has asked the Trust to provide justification for including footnote (a) to the fee table.

Response:  The Trust has tailored footnote (a) to the fee table in response to previous comments from the Staff.  The Trust notes the language describing the performance adjustment to the base management fee is material and informative to shareholders of the Fund. In addition, the Trust notes that General Instruction C.1.(d) of Form N-1A provides that “the requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in … presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Trust believes that the inclusion of footnote (a) to the fee table is consistent with the objectives of Form N-1A and presents material disclosure to shareholders.

7. Comment: The Staff has asked several questions related to the performance fee component to the Fund’s advisory fee.

a. The Staff has asked if the existence of the performance fee on funds with an expense waiver in place creates a conflict of interest that incentivizes the adviser (AMCO) to decrease performance?

Response:  The Trust respectfully submits that no such conflict of interest exists. Indeed, the Trust believes that both the performance fee adjustment to the management fee and the expense waiver are “shareholder-friendly” features intended to provide a cost-competitive investment option from an adviser whose long-term interests are aligned with shareholders.

b. The Staff has asked if the performance fee is calculated in a manner consistent with Section 205 of the Investment Advisers Act of (1940)?

Mr. Larry Greene
October 9, 2012

Response:  The Trust confirms that the performance fee is calculated in a manner consistent with Section 205 of the Investment Advisers Act of (1940).

c. The Staff has asked why the applicable fee waiver is calculated and applied only on a 12-month period, but the performance fee component to the advisory fee is calculated on a 36-month time period. Should these time periods match?

Response: The Trust believes that the stated time periods for each component of the annual operating expenses are appropriately calibrated.  Each arrangement has been devised to accomplish different purposes.  The purpose of the fee waiver is to stabilize the expense ratios paid by shareholders from year-to-year until the Fund can achieve scale. The fee waiver is observed over a 12-month time frame so that it coincides with the fiscal year and continues only so long as it is necessary. On the other hand, the performance fee is intended to align the interests of the adviser with shareholders in the pursuit of positive long-term performance. The performance fee incentivizes and rewards the adviser for achieving positive long-term performance, or alternatively, passes along a discount to shareholders should the adviser fail to deliver positive long-term performance. Given the different purposes of the two features, the Trust believes that the current structure of these two features is appropriate.

d. The Staff has requested the Trust consider additional disclosure on fee waivers for the Fund, specifically (i) conflicts of interest related, (ii) the Board’s consideration of the performance fee, (iii) the significant impacts to performance as a result of fee waivers, and (iv) the effect of the waiver that indicates a dollar waived today’s impact on the performance of the Fund and the impact of that dollar on future performance of the Fund.

Response: The Trust respectfully submits that the disclosure in the prospectus discussing the fee arrangements and expense waivers satisfies the relevant requirements of Form N-1A. In addition, the Trust does not agree that any additional disclosure in the prospectus on these matters would aid an investor. Lastly, the Trust notes that full disclosure of the Board’s consideration of AMCO’s advisory contract, including its management fee, can be found in the annual report. However, in order to address the staff’s concerns, the Trust proposes adding the following disclosure in the SAI to the end of the section “Computing the Performance Adjustment” found under “The Trust’s Manager”:

In some circumstances, AMCO has agreed to waive certain expenses of the Funds, the impact of which may be to increase the performance of those Funds. Any corresponding increase in the performance of a Fund may contribute to a positive performance adjustment.

8. Comment: Footnote (b) to the fee table references “Commission Recapture.”  Confirm that the Trust’s commission recapture program is consistent with applicable law including Section 17(e)?

Response: The Trust’s commission recapture program is consistent with applicable law, including Section 17(e) of the Investment Company Act. Commissions recaptured under the program are for the benefit of shareholders.  The fee waiver agreement entered into by AMCO determines the applicable fee waiver without regard to any decrease in total annual operating expenses resulting from the commission recapture program or other expense offset arrangements. Thus any commissions recaptured through the commission recapture program do not impact the fee waiver paid by AMCO to the Fund.

Mr. Larry Greene
October 9, 2012

9. Comment: The Staff has asked the Trust to confirm that it has added disclosure adequate to address the conservatorship of Fannie Mae and Freddie Mac?

Response:  The Trust confirms that the Fund currently has the following disclosure related to the conservatorship of certain U.S. Government Sponsored Enterprises (GSEs):

In September of 2008, the U.S. Treasury placed Freddie Mac and Fannie Mae under conservatorship and appointed the FHFA as their regulator. In addition, the U.S. Treasury entered into purchase agreements with Freddie Mac and Fannie Mae to provide them with capital in exchange for senior preferred stock. While these arrangements are intended to ensure that Fannie Mae and Freddie Mac can continue to meet their obligations, it is possible that actions by the U.S. Treasury, FHFA, or others could adversely impact the value of the Fund’s investments in securities issued by Fannie Mae and Freddie Mac.

10. Comment: The Staff has asked the Fund to move the Barclays U.S. Aggregate Government Intermediate & Mortgage-Backed Securities Index up to the top of the list of indices within the Average Annual Total Return table.

Response:  AMCO has adjusted the Fund’s disclosure in accordance with the Staff’s comment.

11. Comment:  The Staff has asked the Trust to confirm that the footnote to the Average Annual Total Return table comports with the first eight items of Form N-1A.

Response: The Trust confirms that the footnote to the Average Annual Total Return table comports with this instructions contained within Form N-1A.

12. Comment: The Staff has asked the Trust to confirm that the performance fee calculation adds the performance of the new benchmark index to that of the old benchmark on a rolling basis, such that eventually after 36-months the performance fee will be calculated solely via reference to the new benchmark.

Response: The Trust confirms the Staff’s understanding of the performance fee portion of the Fund’s advisory fee.

13. Comment: The Staff has asked the Trust to include a statement as to what shareholders should consider in relation to a changed objective.

Response: Per the requirements of Form N-1A the Trust includes a statement of consideration for shareholders upon a change to the investment objective of the Fund. The following disclosure can be found under the "Investment Policies" section of the Trust's statement of additional information: "If there is a change in the investment objective(s) of a Fund, the Fund’s shareholders should consider whether the Fund remains an appropriate investment in light of then-current needs."

14. Comment: The Staff has requested the Trust include the word “written” within the following sentence in the Principal Investment Strategy section. “This 80% policy may be changed upon at least 60 days’ written notice to shareholders.

Response: The Trust has made the applicable changes per the Staff’s request.

Mr. Larry Greene
October 9, 2012

15. Comment: The Staff has asked the Trust to revise its applicable anti-money laundering disclosure to indicate the Trust has designated an AML officer as approved by the Board of the Trust.

Response:   The Trust has an anti-money laundering (AML) program designed to comply with all required OFAC and Treasury rules and regulations. The Fund’s Prospectus currently includes a description of its AML program and identity verification procedures within the section entitled “Opening an Account.” Per the Staff’s request, although not required by the Form, the Fund has added the AML Officer designation and biography within the Fund’s SAI disclosure.

16. Comment: The Staff has asked the Trust to clarify the “Effective Date” heading related to purchases within the Fund’s prospectus.

Response:  Per the Staff’s comment the Trust has updated the heading to state “Effective Date of Purchase.”

17. Comment: The Staff has asked the Trust to remove a duplicate sentence within the Statement of Additional Information (SAI) related to the ability of the Trust to offer additional funds or classes of shares.

Response:  The Trust has made the adjustment per the Staff’s request.

18. The Staff has asked the Trust to clarify that it is relying on the exchange traded fund (ETF) exemptive orders of other entities.

Response: The Trust confirms the Staff’s assumption.

19. Comment: Within the principal investment restrictions in the Statement of Additional Information (SAI), the Staff has asked the Trust to clarify that certain funds do intend to concentrate in specific industries, and will therefore not concentrate in other industries.

Response: The Trust notes that the present disclosure states, in general, that the Funds may not concentrate investments in any one industry. The exceptions to this policy are disclosed. The Trust contends that the disclosure of the investment restriction in combination with the disclosure of the exceptions adequately conveys the point that there are certain funds that will not concentrate in certain industries by virtue of their concentration in other industries.

With respect to the Precious Metals and Minerals Fund, specifically, the Trust notes that the prospectus relating to that Fund already contains sufficient disclosure of the specific industry in which it concentrates, making any additional disclosure in the SAI duplicative. Thus, the Trust respectfully declines to include additional clarifying disclosure.

20. Comment: Within the principal investment restriction on making loans in the SAI, the Staff has asked the Trust to clarify the “applicable” exemptive relief.

Response: The Trust notes that the disclosure the Staff is referencing states that “each Fund may make loans only as permitted under the 1940 Act, the rules and regulations thereunder, and any applicable exemptive relief.” The Trust has included the phrase “any applicable exemptive relief” to convey the idea of possible future relief which may come in the form of an individual exemptive order granted to the Trust, or exemptive relief granted broadly to the industry by a rule promulgated by the SEC under the 1940 Act. The Trust has phrased this possibility of future relief broadly so as to maintain maximum flexibility to respond to future developments. The Trust believes that providing further clarification of this point may have the adverse effect of limiting that flexibility. Thus,

Mr. Larry Greene
October 9, 2012

because the Trust believes the present disclosure satisfies the requirements of Form N-1A and wishes to maintain its flexibility, the Trust respectfully declines to clarify the term “applicable”.

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Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4628.

Sincerely,

/s/ James G. Whetzel

James G. Whetzel

Assistant Secretary